FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                07 February 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed Company

International Power plc

2. Name of shareholder having a major interest

Aviva plc and its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Direct interests of the shareholders named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal Entity                                                           Holding

BNY Norwich Union Nominees Limited                                  11,025,362
BT Globenet Nominees Limited                                             7,700
Chase GA Group Nominees Limited                                     23,238,628
Chase Nominees Limited                                               1,702,996
CUIM Nominees Limited                                                8,959,371
Vidacos Nominees Limited                                                90,210

Total                                                               45,024,267


5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares of 50 pence each

10. Date of transaction

01 February 2007

11. Date Company informed

06 February 2007

12. Total holding following this notification

45,024,267

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Aarti Singhal - Investor Relations: + 44 (0) 20 7320 8600

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Stephen Ramsay - Company Secretary

Date of notification

07 February 2007



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for loss of business or loss of profits) arising in contract, tort or otherwise
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it, or from any action or decision taken as a result of using this document or any such material.






                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary